EXHIBIT 99.1

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Nuvei Corporation

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Nuvei Corporation and its subsidiaries (together, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of profit or loss and comprehensive income or loss, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit Committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Goodwill Impairment Test of the Nuvei Corporation and Digital Payments Cash-generating Units (CGUs). As described in notes 3 and 9 to the consolidated financial statements, the Company’s goodwill balance was $1,114.6 million as of December 31, 2022, including $372.4 million for the Nuvei Corporation CGU and $726.8 million for the Digital Payments CGU. Management conducts a goodwill impairment test annually as of October 1 and whenever an impairment trigger is identified. For the purposes of impairment testing, goodwill has been allocated to the Company’s CGUs, which represent the lowest level within the Company at which goodwill is monitored. An impairment loss is recognized if the carrying amount of a CGU exceeds its recoverable amount. The recoverable amount is the higher of a CGU’s fair value less costs to sell and its value in use. Management determined the recoverable amounts of the CGUs based on the fair value less costs to sell method, estimated using an income approach, being discounted cash flows. The discounted cash flows take into consideration future cash flows for each CGU, which are then discounted using a pre-tax discount rate. The future cash flows are based on the most recent forecasts approved by management. The key assumptions used in the discounted cash flows included estimated sales volumes in determining future cash flows, as well as pre-tax discount rates. No impairment charge was recognized as a result of the 2022 impairment test.
The principal considerations for our determination that performing procedures relating to the goodwill impairment test of the Nuvei Corporation and Digital Payments CGUs is a critical audit matter are (i) the auditor judgment and effort in performing procedures relating to management’s estimated recoverable amounts of the Nuvei Corporation and Digital Payments CGUs which included evaluating the key assumptions related to estimated sales volumes in determining future cash flows and the pre-tax discount rates; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing the effectiveness of controls relating to management’s goodwill impairment test; and (ii) testing management’s process for estimating the recoverable amounts of the Nuvei Corporation and Digital Payments CGUs. Testing

management’s process included evaluating the appropriateness of the fair value less costs to sell method and income approach, being discounted cash flows, testing the completeness and accuracy of underlying data provided by management, and evaluating the reasonableness of the key assumptions, including estimated sales volumes in determining future cash flows, as well as pre-tax discount rates. Evaluating management’s key assumptions related to estimated sales volumes in determining future cash flows involved evaluating whether the key assumptions used by management were reasonable considering (i) the current and past performance of the Nuvei Corporation and Digital Payments CGUs; and (ii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist us in evaluating the appropriateness of management’s method and approach, and the reasonableness of the pre-tax discount rates.

/s/ PricewaterhouseCoopers LLP1

Montréal, Canada
March 8, 2023

We have served as the Company’s auditor since 2005.

1 CPA auditor, public accountancy permit No. A111799